



02003738

SEC FILE NUMBER
~~8-44674~~
8-53230

3/5/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUADRIGA ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Streer, Suite 2416
(No. and Street)

Chicago	**Ilinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Fountas	**(312) 252-0300**
(No. and Street)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/15/02

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Quadriga Asset Management, Inc.

We have audited the accompanying statement of financial condition of Quadriga Asset Management, Inc., as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Asset Management, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 20, 2002

QUADRIGA ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Cash	$	59,033
Receivable from brokers and dealers		230,169
Furniture and equipment (net of accumulated depreciation of ($ 30,148)		23,501
Prepaid Expenses		19,593
Deposit		34,973
	$	367,269

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	91,074
Income taxes payable		6,667
		97,741
Stockholders' Equity		
Common stock, no par value; 10,000 shares authorized, 675 shares issued and outstanding		1,250
Additional paid-in capital		159,663
Treasury stock		(11,000)
Retained earnings		119,615
		269,528
	$	367,269

The accompanying notes are an integral part of the financial statements.

QUADRIGA ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS
for the nineteen months ended December 31, 2001

Revenues	
Commissions	$ 2,679,066
Interest	4,047
Other income	1,501
	2,684,614
Expenses	
Employee compensation and benefits	1,753,417
Travel and entertainment	113,172
Communications	62,696
Promotional	103,418
Professional fees	61,024
Quotations	24,750
Occupancy rental	212,976
Fees and dues	10,482
Depreciation	11,131
Other employee benefits	57,453
Interest expense	1,932
Other operating expenses	247,281
	2,659,732
Income before income taxes	24,882
Provision for income taxes	6,667
Net Income	$ 18,215

The accompanying notes are an integral part of the financial statements.

QUADRIGA ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the nineteen months ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Treaury Stock	Retained Earnings	Total
Balance, June 1, 2000	$ 1,000	$ 14,000	$ (11,000)	$ 101,400	$ 105,400
Issued common stock	250				250
Net income				18,215	18,215
Contributions		145,663			145,663
Balance, December 31, 2001	$ 1,250	$ 159,663	$ (11,000)	$ 119,615	$ 269,528

QUADRIGA ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
for the nineteen months ended December 31, 2001

Balance, June 1, 2000	$ -
Borrowings / repayments	-
Balance, December 31, 2001	$ -

The accompanying notes are an integral part of the financial statements.

QUADRIGA ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
for the nineteen months ended December 31, 2001

Operating Activities		
Net income	$	18,215
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,131
Changes in operating assets and liabilities		
Increase in receivable from brokers and dealers		(168,542)
Increase in prepaid expenses		(19,593)
Increase in deposits		(33,552)
Decrease in accounts payable and accrued expenses		(7,884)
Net Cash Provided by Operating Activities		(200,225)
Investing Activities		
Purchases of furniture and equipment		(87,639)
Disposition of equipment		57,453
Net Cash Used in Investing Activities		(30,186)
Financing Activities		
Additional paid in capital		145,663
Sale of common stock		250
Net Cash Received from Financing Activities		145,913
Net Decrease in Cash		(84,498)
Cash, Beginning of Period		143,531
Cash, End of Period	$	59,033

The accompanying notes are an integral part of the financial statements.

QUADRIGA ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
for the nineteen months ended December 31, 2001

---

1. **Organization**

GLOBAL ASSET MANAGEMENT, INC. doing business as QUADRIGA ASSET MANAGEMENT, INC. (the "Company") was incorporated in the State of Illinois on September 27, 1996. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell futures contracts and commodity options but does not accept money or other assets to support such orders.

2. **Summary of Significant Accounting Policies**

Revenue Recognition
Commission revenue and related expenses on futures contracts are recorded on a "half-turn" basis, which is the date when the futures contract positions are opened or closed. Commission revenue and related expenses on options contracts are also recorded on a "half-turn" basis, which is the date when the positions are initially purchased or sold.

Income Taxes
The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, if any. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Depreciation
Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the nineteen months ended December 31, 2001 totaled $11,131.

Statement of Cash Flows
For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Minimum Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Company is required to maintain "net capital' equal to $30,000. At December 31, 2001, the Company had net capital and net capital requirements of $191,461, and $30,000, respectively.

4. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to an escalation clause based on the operating expenses of the lessor. At December 31, 2002 future minimum lease payments under the noncancelable operating leases are $99,810, $101,070, $102,330 and $ 59,502, for the years ending December 31, 2002 through 2005, respectively. Rent expense for the nineteen months ended December 31, 2001 totaled $209,490.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **QUADRIGA ASSET MANAGEMENT, INC.** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			269,528	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			269,528	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			269,528	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	78,067	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences-less reserved of [3470]		[3580]		
	number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			(78,067)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			191,461	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (list)		[3736]	0	[3710]
10.	Net Capital			191,461	[3750]
				OMIT PENNIES	

Non-Allowable Assets (Line 6.A.):

Furniture and equipment, net	$	23,501
Prepaid expenses		19,593
Deposits		34,973
	$	78,067

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **QUADRIGA ASSET MANAGEMENT, INC.** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	6,516	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	30,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	30,000	[3760]
14.	Excess net capital (line 10 less 13)	161,461	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	181,687	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1 liabilities from Statement of Financial Condition			97,741	[3790]
17.	Add:				
	A. *Drafts for immediate credit*	$	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
	C. Other unrecorded amounts (List)	$	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).				[3838]
19.	Total aggregate indebtedness			97,741	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			51%	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)			51%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity underRule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. *For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets*

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
QUADRIGA ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/01

1.	Current assets			289,202	[3000]
2.	Total liabilities		97,741 [3030]		
3.	Deductions from total liabilities				
	A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A)	[3040]			
	B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv)	[3050]			
	C. Certain current income tax liability (see regulation 1.17(c)(4)9v))	[3060]			
	D. Long term debt pursuant to regulation 1.17(c)(4)(vi)	[3070]			
	E. Total deductions		( ) [3080]		
	F. Adjusted liabilities			97,741	[3090]
4.	Net capital (subtract line 3.F. from line 1)			191,461	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement showing calculation of charge)				[3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:

	MARKET VALUE	CHARGE		
A. U.S. and Canadian government obligations	[3160]	[3170]		
B. State and Municipal government obligations	[3180]	[3190]		
C. Certificates of deposit, commercial paper... and bankers' acceptances	[3200]	[3210]		
D. Corporate obligations	[3220]	[3230]		
E. Stocks and warrants	[3240]	[3250]		
F. Other securities	[3260]	[3270]		
G. Total charges (add lines 6.A. - 6.F)				[3280]

7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)		
	A. Against securities purchased under agreements to resell		[3290]
	B. Against securities sold under agreements to repurchase		[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A		[3310]

Non-Allowable Assets:

Furniture and equipment, net	$	23,501
Prepaid expenses		19,593
Deposits		34,973
	$	78,067

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
QUADRIGA ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/01Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[335
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[338
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[339
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[341
11.	Deficiency in collateral for secured demand notes		[342
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[343
13.	Total charges (add lines 5 through 12)	0	[344
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	191,461	[350
15.	Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization)	30,000	[360
16.	Excess net capital (subtract line 15 from line 14)	161,461	[361

QUADRIGA ASSET MANAGEMENT, INC.

ADDENDUM TO FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT PART IIA
December 31, 2001

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2001:

Net capital per unaudited FOCUS report	$ 181,575
Increase due to change in accrued expenses	9,866
Net capital per audited FOCUS report	$ 191,461

QUADRIGA ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2001

Free credit balances in customers' security accounts	
105% of excess of total credits	
Balance in reserve bank account	

QUADRIGA ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the nineteen months ended December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

QUADRIGA ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the nineteen months ended December 31, 2001

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

QUADRIGA ASSET MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the nineteen months ended December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Quadriga Asset Management, Inc.

In planning and performing our audit of the financial statements of Quadriga Asset Management, Inc. (the "Company") for the nineteen months ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16(d) of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Regulation 1.17. We did not perform any testwork on the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to regulation 30.7 of the Commission since the Company did not handle any customer cash or securities during 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16(d) of the CFTC, and should not be used for any other purpose.



Chicago, Illinois
February 20, 2002


MAR 0 1 2002
352
SECTION

QUADRIGA ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

for the nineteen months ended December 31, 2001

OATH OR AFFIRMATION

I, **George Fountas** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Quadriga Asset Management, Inc.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

Sworn and subscribed before me on this

20th day of February, 2002

Wanda Geanes

Notary Public 02-28-02


"OFFICIAL SEAL"
WANDA GEANES
Notary Public, State of Illinois
My Commission Expires June 1, 2002

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**